Filed by Pioneer Natural Resources Company
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Evergreen Resources, Inc.
Commission File No. 1-13171

     On May 4, 2004, Pioneer Natural Resources Company (“Pioneer”) and Evergreen Resources, Inc. (“Evergreen”) announced that their boards of directors have approved a strategic merger in which Evergreen will become a subsidiary of Pioneer and Evergreen shareholders will receive new shares of Pioneer common stock and cash. Set forth below is the text of the joint press release issued by Pioneer and Evergreen on August 30, 2004, announcing the dates of the special meeting of stockholders of Pioneer and the special meeting of stockholders of Evergreen at which the votes on the proposed merger will occur.

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NEWS RELEASE

Investor Relations Contacts:
Susan Spratlen or Chris Paulsen (972) 444-9001

Pioneer and Evergreen Set Dates
for Special Meetings for Merger Vote

Dallas, Texas, August 30, 2004 — Pioneer Natural Resources Company (“Pioneer”) (NYSE:PXD) and Evergreen Resources, Inc., (“Evergreen”) (NYSE:EVG) announced that today they will begin mailing the proxy material with respect to the previously announced merger to their respective stockholders of record as of July 30, 2004.

Pioneer’s special meeting of stockholders has been set for 9:00 a.m. Central time on September 28, 2004, in Irving, Texas, and Evergreen’s special meeting of shareholders has been set for 11:00 a.m. Mountain time on September 28, 2004 in Denver, Colorado. Pioneer and Evergreen expect to close the merger promptly following receipt of approvals by their respective stockholders.

Under the Agreement and Plan of Merger dated May 3, 2004, holders of 44 million shares of Evergreen common stock will have the right to receive an aggregate of 25 million shares of Pioneer common stock (with related stockholder rights) and a total of $850 million in cash. Holders of Evergreen common stock will have the option to elect among three types of consideration for a share of Evergreen common stock: (1) 1.1635 shares of Pioneer common stock; (2) $39.00 cash; or (3) 0.58175 shares of Pioneer common stock and $19.50 in cash. Evergreen stockholders who do not make an election will receive 0.58175 shares of Pioneer common stock and $19.50 in cash per Evergreen share. All holders of unvested restricted stock under Evergreen’s stock-based employee plans will be deemed to have elected to receive Pioneer common stock. Holders who elect all stock consideration or all cash consideration (other than holders of unvested restricted stock) will be subject to allocation of the stock and cash so that the aggregate amounts of stock and cash will be as set forth in the first sentence of this paragraph.

The merger agreement provides for an additional cash payment to Evergreen shareholders equal to the sum of: (1) $.35 per share of Evergreen common stock (approximately $15 million) as consideration from Pioneer for Evergreen’s properties located in Kansas, plus (2) an amount per share of Evergreen common stock equal to a pro rata share of the net proceeds in excess of $15 million from Evergreen’s sale, if any, of its Kansas properties to a third party if a sale occurs prior to the closing date of the merger. Evergreen has ceased to actively market the Kansas properties, and it thus appears likely that Evergreen shareholders will receive $0.35 per share with respect to the Kansas properties.

Pioneer is a large independent oil and gas exploration and production company with operations in the United States, Argentina, Canada, Equatorial Guinea, Gabon, South Africa and Tunisia. Pioneer’s headquarters are in Dallas. For more information, visit Pioneer’s website at www.pioneernrc.com.

Evergreen is an independent energy company engaged primarily in the exploration and development of unconventional natural gas properties. Evergreen is one of the leading developers of coal bed methane reserves in the United States with current operations primarily focused on developing and expanding gas reserves in the Raton Basin in southern Colorado. Evergreen’s headquarters are in Denver. For more information, visit Evergreen’s website at www.evergreengas.com.

Pioneer has filed with the SEC a registration statement containing the joint proxy statement–prospectus to be used by Pioneer to solicit approval of its stockholders to issue additional stock in the merger and to be used by Evergreen to solicit the approval of its stockholders for the proposed merger. Pioneer has also filed other documents concerning the proposed merger. You are urged to read the registration statement and the joint proxy statement–prospectus regarding the proposed merger because they contain important information. You can obtain a free copy of the joint proxy statement–prospectus including the registration statement, as well as other filings containing information about Pioneer at the SEC’s Internet Site (http://www.sec.gov). Copies of the joint proxy statement–prospectus can also be obtained without charge, by directing a request to: Pioneer Natural Resources Company, Susan Spratlen, 5205 N. O’Connor Blvd., Suite 900, Irving, Texas 75039, or via telephone at 972-969-3583.

Pioneer and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Pioneer in connection with the proposed merger. Evergreen and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Evergreen in connection with the proposed merger. Additional information regarding the interests of those participants may be obtained by reading the joint proxy statement–prospectus regarding the proposed merger.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merge with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of the stockholders of Pioneer and Evergreen or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.

This filing contains forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995, particularly those statements regarding the effects of the proposed merger and those preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “estimates,” or similar expressions. Forward-looking statements relating to expectations about future results or events are based upon information available to Pioneer and Evergreen as of today’s date, and neither Pioneer nor Evergreen assumes any obligations to update any of these statements. The forward-looking statements are not guarantees of the future performance of Pioneer, Evergreen or the combined company, and actual results may vary materially from the results and expectations discussed. For instance, although Pioneer and Evergreen have signed an agreement for a subsidiary of Pioneer to merger with Evergreen, there is no assurance that they will complete the proposed merger. The merger agreement will terminate if the companies do not receive necessary approval of each of Pioneer’s and Evergreen’s stockholders or government approvals or fail to satisfy conditions to closing. Additional risks and uncertainties related to the proposed merger include, but are not limited to, conditions in the financial markets relevant to the proposed merger, the successful integration of Evergreen into Pioneer’s business, and each company’s ability to compete in the highly competitive oil and gas exploration and production industry. The revenues, earnings and business prospects of Pioneer and the combined company and their ability to achieve planned business objectives will be subject to a number of risks and uncertainties. These risks and uncertainties include, among other things, volatility of oil and gas prices, product supply and demand, competition, government regulation or action, foreign currency valuation changes, foreign government tax and regulation changes, litigation, the costs and results of drilling and operations, Pioneer’s ability to replace reserves, implement its business plans, or complete its development projects as scheduled, access to and cost of capital, uncertainties about estimates of reserves, quality of technical data, environmental and weather risks, acts of war or terrorism. These and other risks are identified from time to time in Pioneer’s SEC reports and public announcements.